UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 30, 2025
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Abacus Global Management, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-39403 (Commission File Number)	85-1210472 (I.R.S. Employer Identification Number)
2101 Park Center Drive, Suite 200
Orlando, Florida 32835
(800) 561-4148
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ABL	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	ABLLW	The NASDAQ Stock Market LLC
9.875% Fixed Rate Senior Notes due 2028	ABLLL	The NASDAQ Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☒

Item 8.01. Other Events.

On June 30, 2025, Abacus Global Management, Inc., a Delaware corporation (“Abacus” or “Company”), announced the commencement of an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its (i) outstanding public warrants, which warrants trade on The Nasdaq Capital Market under the symbol “ABLLW” (the “public warrants”), and (ii) outstanding private placement warrants (the “private placement warrants” and, together with the public warrants, the “warrants”) to purchase shares of common stock, par value $0.0001 per share, of the Company (“common stock”). The Company is offering to all holders of outstanding warrants the opportunity to receive 0.23 shares of common stock in exchange for each warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,743,381 shares of common stock in exchange for the warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). The Offer and Consent Solicitation are being made pursuant to a prospectus/offer to exchange, dated June 30, 2025 (the “Prospectus/Offer to Exchange”), and Schedule TO, dated June 30, 2025 (the “Schedule TO”), each of which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully sets forth the terms and conditions of the Offer and Consent Solicitation. The Offer and Consent Solicitation will expire at 11:59 p.m., Eastern Time, on July 29, 2025, or such later time and date to which the Company may extend (the “Expiration Date”), as described in the Company’s Prospectus/Offer to Exchange and Schedule TO. Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the outstanding public warrants. Parties representing approximately 25% of our outstanding public warrants and 94% of our outstanding private placement warrants have agreed to tender their warrants in the Offer and to consent to the proposed Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements. Accordingly, if holders of an additional approximately 25% of our outstanding public warrants agree to consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Offer and Consent Solicitation are satisfied or waived, then the Warrant Amendment will be adopted.
On June 30, 2025, the Company issued a press release announcing the commencement of the Offer and Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Important Additional Information Has Been Filed with the SEC
Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to the D.F. King & Co. at (866) 796-3441 (for warrant holders) or (212) 257-2075 (for banks and brokers) or via the following email address: abacus@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of common stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.
Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.
None of the Company, any of its management or its board of directors, the information agent, or the exchange agent makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description
99.1	Press release, dated June 30, 2025.
104	Cover Page Interactive Data File (formatted as inline XBRL).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abacus Global Management, Inc.
(Registrant)

Date: June 30, 2025	By:	/s/ Jay Jackson
	Name:	Jay Jackson
	Title:	Chief Executive Officer